

Mail Stop 3561

March 1, 2018

James A. Squires
Chief Executive Officer
Norfolk Southern Corporation
Three Commercial Place
Norfolk, VA 23510-2191

> **Re: Norfolk Southern Corporation**
> **Registration Statement on Form S-4**
> **Filed February 5, 2018**
> **File No. 333-222871**

Dear Mr. Squires:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you incorporate by reference information required by Item 19 of Form S-4 from your Form 10-K for the fiscal year ended December 31, 2017. The Form 10-K in turn incorporates by reference certain sections from your definitive proxy statement. We also note that you have not filed your definitive proxy statement at this time. The registration statement may not be declared effective until you file the definitive proxy statement or an amended Form 10-K, which includes all items required by Form S-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure

cc: James R. Burke, Esq.
        Hinckley, Allen & Snyder LLP